Exhibit 23(c)
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Prospectus/Proxy Statement of MBNA Corporation and to the incorporation by reference therein of our reports dated February 17, 2005, with respect to the consolidated financial statements of MBNA Corporation, MBNA Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of MBNA Corporation, incorporated by reference in MBNA Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004, that is made a part of the Registration Statement (Form S-4) and related prospectus of Bank of America Corporation for the registration of 730,964,555 shares of its common stock.

/s/ Ernst & Young LLP
McLean, Virginia
July 29, 2005